Pricing supplement To product supplement BE dated September 29, 2009 prospectus supplement dated September 29, 2009, and prospectus dated September 29, 2009	Pricing Supplement No. 762BE Registration Statement No. 333-162195 Dated November 2, 2009 Rule 424(b)(2)
Deutsche Bank AG
Structured Investments	Deutsche Bank $5,000,000 Buffered Return Enhanced Notes Linked to the Performance of the Canadian Dollar Relative to a Basket of Four Currencies due November 7, 2011
General
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The notes are designed for investors who seek a leveraged return at maturity of 1.25 times the appreciation of the Canadian dollar relative to a basket of four currencies, up to a Maximum Return on the notes of 18.75%.  Investors should be willing to forgo coupon payments and, if the Ending Basket Level declines by more than 10% from the Starting Basket Level (each as defined as below), be willing to lose some or all of their investment. Any payment on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing November 7, 2011†.
•	Minimum purchase of $20,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes priced on November 2, 2009 (the “Trade Date”) and are expected to settle on November 5, 2009 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Basket:
The notes are linked to the performance of the Canadian dollar (“CAD”) relative to a weighted basket consisting of four currencies (each a “Basket Currency,” and together the “Basket Currencies”). We refer to the Basket Currencies collectively as the “Basket.”

	Reference Currency	Basket Currency	Initial Spot Rate	Basket Currency Performance Weighting
	CAD	Euro (“EUR”)	1.5929	1/4
	CAD	British pound (“GBP”)	1.7606	1/4
	CAD	U.S. dollar (“USD”)	1.0750	1/4
	CAD	Japanese yen (“JPY”)	0.011878	1/4
Currency of the Issue:	United States dollars
Upside Leverage Factor:	1.25.
Maximum Return:	18.75%.
Payment at Maturity:
If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment per $1,000 face amount of notes equal to the face amount plus the product of the face amount multiplied by Basket Return multiplied by the Upside Leverage Factor, subject to the Maximum Return, calculated as follows:

	$1,000 +[$1,000 x the lesser of (i) Basket Return x Upside Leverage Factor and (ii) the Maximum Return]

Your investment is protected against up to a 10% decline of the Basket at maturity.
If the Ending Basket Level is equal to the Starting Basket Level or declines from the Starting Basket Level by 10% or less, you will receive a cash payment equal to $1,000 per $1,000 face amount of notes at maturity, subject to the credit of the Issuer.

If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you will lose 1.1111% of the face amount of your notes for every 1% that the Basket has declined below 10% from the Starting Basket Level, and your will receive a cash payment per $1,000 face amount of notes calculated as follows:

	$1,000 + [$1,000 x (Basket Return + 10%) x 1.1111]
	You will lose some or all of your investment at maturity if the Ending Basket Level declines from the Starting Basket Level by more than 10%.
Buffer Amount:	10%
Downside Factor:	1.1111
Basket Return:	The performance of the Basket from the Starting Basket Level to the Ending Basket Level, calculated as follows:
	(Ending Basket Level – Starting Basket Level) / Starting Basket Level
	The Basket Return may be positive or negative.
Starting Basket Level:	100.
Ending Basket Level:	The Ending Basket Level will be calculated as follows:

100 x [1 + (CAD Return against EUR x 1/4) + (CAD Return against GBP x 1/4) + (CAD Return against USD x 1/4) + (CAD Return against JPY x 1/4)]
The CAD Return against EUR, CAD Return against GBP, CAD Return against USD and CAD Return against JPY refer to the Basket Currency Performance for the Euro, the British pound, the U.S. dollar, and the Japanese Yen, respectively.

Currency Performance:	With respect to each of the Basket Currencies, the performance of the relevant Basket Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows:
	(Initial Spot Rate – Final Spot Rate) / Initial Spot Rate
Initial Spot Rate:	For each Basket Currency, the Spot Rate for such currency on the Trade Date as indicated in the table above under “Basket.”
Final Spot Rate:	For each Basket Currency, the Spot Rate for such currency on the Final Valuation Date.
Spot Rate:
For each Basket Currency, the spot exchange rate for such currency against the Canadian dollar, as determined by the calculation agent by reference to the Spot Rate definitions set forth in this pricing supplement under “Spot Rate.” The Spot Rates are subject to the provisions set forth under “Market Disruption Events” in this pricing supplement.

Final Valuation Date†:	November 2, 2011
Maturity Date†:	November 7, 2011
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	2515A0 VP 5 / US2515A0VP55

†	Subject to postponement in the event of a market disruption event as described in the accompanying product supplement for these buffered return enhanced notes.
Investing in the Buffered Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page 5 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement for return enhanced notes, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public	Fees(1)	Proceeds to Issuer
Per note	$1,000.00	$15.00	$985.00
Total	$5,000,000.00	$75,000.00	$4,925,000.00
(1) Please see “Supplemental Plan of Distribution” on the last page of this pricing supplement for more information about fees.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Securities	$5,000,000.00	$279.00

JPMorgan
Placement Agent
November 2, 2009

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with product supplement BE dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement BE dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200154/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Canadian Dollar relative to the Basket?

The following table and graph illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 face amount of notes to $1,000.  The hypothetical total returns set forth below use a Starting Basket Level of 100, an Upside Leverage Factor of 1.25 and a Maximum Return on the notes of 18.75%.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return	Payment at Maturity
180.00	80.00%	18.75%	$1,187.50
165.00	65.00%	18.75%	$1,187.50
150.00	50.00%	18.75%	$1,187.50
140.00	40.00%	18.75%	$1,187.50
125.00	25.00%	18.75%	$1,187.50
120.00	20.00%	18.75%	$1,187.50
115.00	15.00%	18.75%	$1,187.50
110.00	10.00%	12.50%	$1,125.00
105.00	5.00%	6.25%	$1,062.50
102.50	2.50%	3.125%	$1,031.25
101.00	1.00%	1.25%	$1,012.50
100.00	0.00%	0.00%	$1,000.00
95.00	-5.00%	0.00%	$1,000.00
90.00	-10.00%	0.00%	$1,000.00
85.00	-15.00%	-5.56%	$944.44
80.00	-20.00%	-11.11%	$888.89
70.00	-30.00%	-22.22%	$777.78
60.00	-40.00%	-33.33%	$666.67
50.00	-50.00%	-44.44%	$555.56
40.00	-60.00%	-55.56%	$444.45
30.00	-70.00%	-66.67%	$333.34
20.00	-80.00%	-77.78%	$222.23
10.00	-90.00%	-88.89%	$111.12
0.00	-100.00%	-100.00%	$0.00

Buffered Return Enhanced Notes Linked to the Canadian Dollar relative to a Basket of Four Currencies

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the hypothetical total returns set forth in the table and graph above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, and the Basket Return of 5.0% multiplied by 1.25 does not exceed the Maximum Return of 18.75%, the investor receives a payment at maturity of $1,062.50 per $1,000 face amount of notes, calculated as follows:

$1,000 + [$1,000 x (5.0% x 1.25)] = $1,062.50

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 95.  Because the Ending Basket Level of 95 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,000.00 per $1,000 face amount of notes.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.  Because the Basket Return of 20.0% multiplied by 1.25 exceeds the Maximum Return of 18.75%, the investor receives a payment at maturity of $1,187.50 per $1,000 face amount of notes, the maximum payment on the notes.

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 70.  Because the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the Basket Return is negative and the investor will receive a payment at maturity of $777.78 per $1,000 face amount of notes calculated as follows:

$1,000 + [$1,000 x (-30% + 10%) x 1.1111] = $777.78

Selected Purchase Considerations

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APPRECIATION POTENTIAL IF THE BASKET RETURN IS POSITIVE – The notes provide the opportunity to enhance returns by multiplying a positive Basket Return by the Upside Leverage Factor of 1.25, up to the Maximum Return on the notes of 18.75%, or $1,187.50 for every $1,000 face amount of notes.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS – Payment at maturity of the face amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 10%.  If the Ending Basket Level declines by more than 10% from the Starting Basket Level, for every 1% decline of the Basket beyond the Buffer Amount, you will lose an amount equal to 1.1111% of the face amount of your notes.

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DIVERSIFICATION AMONG THE BASKET CURRENCIES – The return on the notes is linked to the performance of the Canadian dollar against a basket of four currencies, which we refer to as the Basket Currencies, and will enable you to participate on a leveraged basis in any appreciation of the Canadian dollar relative to the Basket Currencies, during the term of the notes. Accordingly, the value of the Basket increases if the Canadian dollar appreciates in value relative to the Basket Currencies. The Basket derives its value from an equally weighted group of currencies consisting of the Euro, the British pound, the U.S. dollar, and the Japanese Yen.

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TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable under current law to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

Because of the application of certain rules relating to foreign currency instruments under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), your gain or loss on the notes should be treated as ordinary income or loss unless on or before the date on which you acquire your notes you make a valid election pursuant to the applicable Treasury regulations to treat such gain or loss as capital gain or loss. It is reasonable to treat the election under Section 988 as available, and there should be no adverse consequences as a result of having made a protective election under Section 988. If you make a valid election, your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The deductibility of capital losses is subject to certain limitations.

It is possible that the notes might be treated as “foreign currency contracts” within the meaning of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your notes to market at the end of each year (i.e., recognize income or loss as if the notes had been sold for their fair market value). Under this treatment, if applicable, gain or loss recognized on marking to market would be ordinary in character absent a valid election to treat that gain or loss as capital, as described above. If the election were validly made, gain or loss recognized on marking to market would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the period during which you held your notes.

In December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In December 2007, the IRS also released a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instruments described in the revenue ruling.  If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. holders, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the notes (including possible alternative treatments and the issues presented by the December 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Basket Currencies.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Canadian dollar relative to the Basket Currencies and will depend on whether, and the extent to which, the Basket Return is positive or negative.  Your initial investment is protected so long as the Ending Basket Level does not decline more than 10% from the Starting Basket Level. If the Ending Basket Level declines more than 10% from the Starting Basket Level, your investment will be exposed on a leveraged loss of 1.1111% to each 1% decline in the Ending Basket Level below 10% as compared to the Starting Basket Level.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 face amount of notes, you will receive at maturity $1,000 plus an additional amount equal to the Upside Leverage Factor times the Basket Return multiplied by the face amount, subject to the Maximum Return.  Your return on the notes will not exceed the Maximum Return of 18.75% or $1,187.50 per $1,000 face amount, regardless of the appreciation in the Basket, which may be significant.

•	THE NOTES DO NOT PAY COUPONS – You will not receive any periodic coupon payments on the notes during the term of the notes.

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THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.  PAYMENT AT MATURITY OF THE NOTES IS SUBJECT TO OUR CREDITWORTHINESS – An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the notes. The payment at maturity on the notes, if any, is subject to our credit worthiness.

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INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE CANADIAN DOLLAR OR THE BASKET CURRENCIES – You may receive a lower payment at maturity than you would have received if you had invested directly in the Canadian dollar or the Basket Currencies. In addition, the Basket Return is based on the Currency Performances for each of the Basket Currencies, which is in turn based upon the formula set forth above. The Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full face amount of your initial investment in the notes, the original Issue Price of the notes includes the agents’ commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

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GAINS IN THE CURRENCY PERFORMANCE OF THE CANADIAN DOLLAR RELATIVE TO ONE OR MORE BASKET CURRENCIES MAY BE OFFSET BY LOSSES IN THE CURRENCY PERFORMANCE OF OTHER BASKET CURRENCIES – The notes are linked to the performance of the Canadian dollar relative to the Basket composed of four Currency Performances with equal weightings. The performance of the Canadian dollar relative to the Basket will be based on the appreciation or depreciation of the Basket as a whole. Therefore, positive performance of the Canadian dollar relative to one or more Basket Currencies may be offset, in whole or in part, by negative performance of the Canadian dollar relative to one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Return equal to or less than zero. The performance of the Basket is dependent on the Currency Performance of each Basket Currency, which is in turn based upon the formula set forth above.

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CURRENCY MARKETS MAY BE VOLATILE – Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the Basket Currencies and the value of your notes in varying ways, and different factors may cause the values of the Basket Currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

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LEGAL AND REGULATORY RISKS – Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Canadian dollar relative to the Basket Currencies and, consequently, the value of the notes.

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IF THE LIQUIDITY OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED – Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate for each Basket Currency, and therefore, on the return on your notes. Limited liquidity relating to any Basket Currency may also result in Deutsche Bank AG, London Branch , as calculation agent, being unable to determine the Basket Returns using its normal means. The resulting discretion by the calculation agent in determining the Basket Return could, in turn, result in potential conflicts of interest.

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POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER AND THE CALCULATION AGENT FOR THE NOTES ARE THE SAME LEGAL ENTITY – Deutsche Bank AG, London Branch is the Issuer of the notes and the calculation agent for the notes. Deutsche Bank AG, London Branch carries out calculations necessary to calculate the Basket Return and maintains some discretion as to how such calculations are made, in particular if the rate source for any of the Basket Currencies is not available. In addition, the Issuer may hedge its obligations under the notes. There can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the notes or the performance of the Canadian dollar relative to the Basket Currencies.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE BASKET CURRENCIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES – The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Basket Currencies and, therefore, the value of the notes.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the notes in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

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THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE BASKET CURRENCIES – Changes in the Basket Currencies during the term of the notes before the Final Valuation Date may not be reflected in the calculation of the payment at maturity. Generally, the calculation agent will calculate the Basket Return by multiplying the Currency Performance for each Basket Currency by its respective weighting and then taking the sum of the weighted Currency Performances, as described above. The Currency Performances will be calculated only as of the Final Valuation Date. As a result, the Basket Return may be less than zero even if the

Basket Currencies had moved favorably at certain times during the term of the notes before moving to unfavorable levels on the Final Valuation Date.

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WE AND OUR AFFILIATES AND AGENTS, OR J.P. MORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES.  ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE BASKET CURRENCIES TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES – We, our affiliates and agents, and J.P. Morgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or J.P. Morgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or J.P. Morgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the performance of the Canadian dollar relative to the Basket Currencies to which the notes are linked.

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ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – We expect that, generally, the Spot Rates for the Basket Currencies on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to the appreciation or depreciation of the Canadian dollar relative to the Basket Currencies. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Canadian dollar, as reference currency and the Basket Currencies;

•	the time to maturity of the notes;

•	the exchange rates and the volatility of the exchange rate between the Canadian dollar and each Basket Currency;

•	interest and yield rates in the market generally and in the markets of the Canadian dollar and the Basket Currencies;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET CURRENCIES DURING THE TERM OF THE NOTES – It is impossible to predict whether any of the EUR/CAD Spot Rate, the GBP/CAD Spot Rate, the USD/CAD Spot Rate and the JPY/CAD Spot Rate will rise or fall. The EUR/CAD Spot Rate, the GBP/CAD Spot Rate, the USD/CAD Spot Rate and the JPY/CAD Spot Rate will be influenced by complex and interrelated political, economic, financial and other factors.

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MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN – The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Basket Return in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining the Basket Return or payment at maturity in the ordinary manner, the calculation agent will determine the Basket Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your notes. For example, if the source for the Spot Rates of any Basket Currency is not available on the Final Valuation Date, the calculation agent may determine the Spot Rate for such date, and such determination may adversely affect the return on your notes.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR - There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In December 2007, the IRS also released a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instruments described in the revenue ruling.  If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. holders, possibly with retroactive effect.

Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the December 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date and on the Final Valuation Date could adversely affect the value of the Basket and, as a result, could decrease the amount you may receive on the notes at maturity.

Spot Rates

The Spot Rate for the Euro will be the EUR/CAD reference rate, expressed as the amount of Canadian dollars per one Euro, which is the product of (a) the USD/CAD mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Canadian dollars per one U.S. dollar, for settlement in one business day, reported by the W.M. Company which appears on the Reuters Page “WMRSPOT09” (or any successor page), multiplied by (b) the EUR/USD mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of U.S. dollars per one Euro, for settlement in two business days, reported by the W.M. Company which appears on the Reuters Page “WMRSPOT05”(or any successor page) on such date of calculation.

The Spot Rate for the GBP will be the GBP/CAD reference rate, expressed as the amount of Canadian dollars per one British pound, which is the product of (a) the USD/CAD mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Canadian dollars per one U.S. dollar, for settlement in one business day, reported by the W.M. Company which appears on the Reuters Page “WMRSPOT09” (or any successor page), multiplied by (b) the GBP/USD mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of U.S. dollars per one British pound, for settlement in two business days, reported by the W.M. Company which appears on the Reuters Page “WMRSPOT05”(or any successor page) on such date of calculation.

The Spot Rate for the U.S. dollar will be the USD/CAD mid-spot rate at 4 p.m. London time, expressed as the amount of Canadian dollars per one U.S. dollar, for settlement in one business day, as reported by the W.M. Company, which appears on Reuters Page “WMRSPOT09” or any successor page, on such date of calculation.

The Spot Rate for the Japanese Yen will be the JPY/CAD reference rate, expressed as the amount of Canadian dollars per one Japanese yen, which is the product of (a) 1 divided by  the USD/JPY mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Japanese yens per one U.S. dollar, for settlement in two business days, reported by the W.M. Company which appears on the Reuters Page “WMRSPOT12” (or any successor page), multiplied by (c) the USD/CAD mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Canadian dollars per one U.S. dollar, for settlement in one business day, reported by the W.M. Company which appears on the Reuters Page “WMRSPOT09”(or any successor page) on such date of calculation.

If any of the foregoing Spot Rates is unavailable (or is published in error), the Spot Rate for such Basket Currency shall be selected by the calculation agent in good faith and in a commercially reasonable manner.

Market Disruption Events

The calculation agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing one or more of the Basket Currencies or the Payment at Maturity in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more Basket Currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining such value or amount in the ordinary manner, the calculation agent will determine such value or amount in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and Maturity Date may be postponed, which may adversely affect the return on your notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your notes.

Historical Information

The following charts show the historical individual exchange rates for the Canadian dollar against each of the Basket Currencies. In each case, the charts use exchange rates that are based on Bloomberg end-of-day quotations for the period-end dates set forth in the following tables and not on the Spot Rates set forth above. These historical data are shown for the period from January 1, 1999 through November 2, 2009. These historical data are for illustrative purposes only and are not indicative of the historical or future values of the Spot Rates (which are determined as set forth herein) or of the historical or future performance of the Basket. The numbers appearing in the below tables may have been rounded for ease of analysis. We cannot give you any assurance that the Basket Performance will be greater than zero or that you will receive any positive return on your investment. Any historical upward or downward trend in the exchange rates set forth in the following charts during any period set forth below is not an indication that the Spot Rates or Basket Return is more or less likely to increase or decrease at any time during the term of the notes. As set forth in the following tables, for the Euro, the British pound and the U.S. dollar, a higher exchange rate for a given year indicates a strengthening of the relevant Basket Currency relative to the Canadian dollar, while a lower exchange rate indicates a weakening of the relevant Basket Currency relative to the Canadian dollar. For the Japanese yen, a higher exchange rate for a given year indicates a weakening of the Japanese yen relative to the Canadian dollar, while a lower exchange rate indicates a strengthening of the Japanese yen relative to the Canadian dollar.  The graphs following each Basket Currency’s exchange rate table set forth the historical exchange rate performance of each respective Basket Currency for the period from November 2, 1999 through November 2, 2009. The daily exchange rates published by Bloomberg may differ from the Spot Rates for the applicable Basket Currency. We will not use Bloomberg to determine the applicable Spot Rate for each of the Basket Currencies.

Euro
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through November 2, 2009
(expressed as units of Canadian dollars per euro)

Euro	High	Low	Period End
1999	1.8266	1.4525	1.4557
2000	1.5205	1.2448	1.4129
2001	1.4656	1.2601	1.4172
2002	1.6581	1.3600	1.6491
2003	1.6644	1.4898	1.6312
2004	1.6975	1.5384	1.6290
2005	1.6546	1.3551	1.3766
2006	1.5400	1.3499	1.5384
2007	1.5686	1.3290	1.4566
2008	1.7507	1.4412	1.7038
2009 (through November 2, 2009)	1.7441	1.5187	1.5929

Past performance is not indicative of future performance.

British Pound
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through November 2, 2009
(expressed as units of Canadian dollars per British pound)

British Pound	High	Low	Period End
1999	2.5679	2.2792	2.3365
2000	2.4074	2.0672	2.2389
2001	2.3456	2.0806	2.3170
2002	2.5471	2.2218	2.5306
2003	2.5390	2.1577	2.3108
2004	2.5295	2.1955	2.3051
2005	2.4075	1.9941	2.0017
2006	2.2870	1.9758	2.2835
2007	2.3567	1.9018	1.9818
2008	2.0731	1.7485	1.7819
2009 (through November 2, 2009)	1.9304	1.6236	1.7606

Past performance is not indicative of future performance.

U.S. Dollar
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through November 2, 2009
(expressed as units of Canadian dollars per U.S. dollar)

U.S. Dollar	High	Low	Period End
1999	1.5382	1.4426	1.4461
2000	1.5627	1.432	1.4991
2001	1.6052	1.4901	1.593
2002	1.6193	1.5035	1.5718
2003	1.5776	1.284	1.2970
2004	1.4002	1.1718	1.2019
2005	1.2734	1.1428	1.1620
2006	1.1797	1.0930	1.1657
2007	1.1877	0.9058	0.9984
2008	1.3017	0.9712	1.2188
2009 (through November 2, 2009)	1.3064	1.0207	1.0750

Past performance is not indicative of future performance.

Japanese Yen
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through November 2, 2009
(expressed as units of Japanese yen per Canadian dollar)

Japanese Yen	High	Low	Period End
1999	85.4600	68.7700	70.8900
2000	76.7800	69.5200	76.6200
2001	83.3200	73.7300	82.5500
2002	84.9900	73.9000	75.5300
2003	89.2400	75.2500	82.6800
2004	89.7800	78.4200	85.4000
2005	105.0600	82.7400	101.3500
2006	106.4200	97.1600	102.1400
2007	125.5700	97.5200	111.9200
2008	113.2800	70.6000	74.3700
2009 (through November 2, 2009)	90.3200	68.4000	84.1900

Past performance is not indicative of future performance.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Issuer of $15.00 per $1,000 face amount of notes.